UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

First Franklin Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

320272107
(CUSIP Number)

Jason D. Long
Lenox Wealth Management, Inc.
8044 Montgomery Road, Ste 480
Cincinnati OH 45236
(513) 618-7080

Copy to:

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 579-6469

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320272107
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lenox Wealth Management, Inc. IRS Identification Number: 31-1445959
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,265
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,265
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.952%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Lame
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,265*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,265*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,265*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.952%
14	TYPE OF REPORTING PERSON* IN

*Mr. Lame may be deemed to have voting and dispositive power over these shares as a result of his position as Chief Executive Officer and Chairman of Lenox Wealth Management, Inc.; however, Mr. Lame disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason D. Long
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,265*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,265*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,265*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.952%
14	TYPE OF REPORTING PERSON* IN

*Mr. Long may be deemed to have voting and dispositive power over these shares as a result of his position as Vice President - Finance of Lenox Wealth Management, Inc.; however, Mr. Long disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

This Amendment No. 10 (this “Amendment”) amends and supplements the Statement on Schedule 13D (as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 filed on or about June 26, 2009, October 7, 2009, November 9, 2009, December 9, 2009, February 16, 2010, February 24, 2010, March 26 2010, April 5, 2010 and April 13, 2010, respectively, the “Schedule 13D”) relating to the shares of the common stock, par value, $0.01 per share (the “Common Stock”) of First Franklin Corporation, a Delaware corporation whose principal executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241 (the “Issuer”), previously filed by Lenox Wealth Management, Inc. (“Lenox”)  This Amendment is being filed to add Mr. John C. Lame and Mr. Jason D. Long as reporting persons hereunder and therefore contains the information required to be included on the cover page for each of Mr. Lame and Mr. Long as well as the additional information noted under each item number below.

Lenox and Messrs. Lame and Long are hereinafter collectively referred to as the “Reporting Persons.”  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by Lenox Wealth Management, Inc., an Ohio corporation with is principal business address at 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236 and a telephone number of (513) 618-7080.

This statement is also being filed by John C. Lame and Jason D. Long, each an individual with a principal business address of 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236 and a telephone number of (513) 618-7080.  Mr. Lame is the Chief Executive Officer and Chairman of Lenox Wealth Management, Inc.  Mr. Long is the Vice President – Finance of Lenox Wealth Management, Inc.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)           See Item 11 and Item 13 on pages 2, 3 and 4 of this Schedule 13D/A.

(b)           See Items 7 through 10 of page 2, 3 and 4 of this Schedule 13D/A.

(c)           During the past sixty days, the Reporting Person effected the following transactions in the Common Stock, all of which were effected in the open market:

		Purchase Price
Date	Shares	Per Share
02/19/2010	2	7.50
02/19/2010	98	7.49
04/07/2010	100	10.40

(d)           NA

(e)           NA

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

99.1           Joint Filing Agreement

99.2           Power of Attorney for John C. Lame

99.3           Power of Attorney for Jason D. Long

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lenox Wealth Management, Inc.

By:	/s/ F. Mark Reuter
Attorney-in-Fact for John C. Lame
Chief Executive Officer
Date: April 15, 2010

John C. Lame

By:	/s/ F. Mark Reuter
Attorney-in-Fact for John C. Lame
Date: April 15, 2010

Jason D. Long

By:	/s/ F. Mark Reuter
Attorney-in-Fact for Jason D. Long
Date: April 15, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.